

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 20, 2012

Via E-mail
Mr. B. Michael Friedman
Chief Executive Officer
Mediswipe, Inc.
477 South Rosemary Ave.
Suite 202
West Palm Beach, FL 33401

      Re: **Mediswipe, Inc.**
              Item 4.01 Form 8-K
              Filed April 2, 2012
              Item 4.01 8-K/A
              Filed July 18, 2012
              File No. 001-15673

Dear Mr. Friedman:

      We have reviewed your Form 8-K as amended and have the following comments. Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8-K/A
Item 4.01

1.   We note your statements that "you have made several attempts to contact and requested that Pollard furnish an Exhibit 61 letter addressed to the SEC stating whether or not Pollard agrees with the statements made in this 8-K. Pollard has declined to provide such letter." Please be informed that effective November 30, 2011, Malcolm Pollard withdrew its registration from the Public Company Accounting Oversight Board ("PCAOB"). You can find a copy of the record at https://rasr.pcaobus.org/Firms/FirmSummaryPublic.aspx?FirmID=E896C48EA3B8CD101A 85D6820FDE2BE1. In providing the information that Item 304 of Regulation S-K requires, please indicate that Malcolm Pollard withdrew its registration with the PCAOB effective November 30, 2011. We believe such statement would likely be information necessary to make the required statements – whether the former accountant resigned, declined to stand for

re-election or was dismissed – in light of the circumstances under which they are made not misleading. Please amend the 8-K that you filed regarding the auditor change under Item 4.01 to disclose this fact.

2. Revise the "date of the earliest event reported" in the front cover of your Form 8-K to November 30, 2011 or tell us why March 27, 2012 is the appropriate date.

3. As Malcolm Pollard is no longer registered with the PCAOB, you may not include its audit reports in your filings with the Commission. Since Malcolm Pollard audited a year which you were required to include in your filings with the Commission and would not be able to reissue its report, you should have your new auditor, D. Brooks and Associates CPA's P.A. re-audit that year.

Please advise us as to how you intend to address this matter by no later than July 26, 2012. If you have any questions, please contact Kathryn T. Jacobson, Senior Staff Accountant at 202-551-3365.

Sincerely,

/s/ Robert S. Littlepage for

Larry Spirgel
Assistant Director